SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 16th February, 2005, for 4th Quarter, 2004

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No : ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

16.02.05 08:20 TEL PRELIMINARY IFRS FIGURES 2004 delårsresultat 17K

Attached is the preliminary IFRS profit and loss account for 2004. In 2004, the net income for the Telenor Group according to IFRS is NOK 6 158 million. The net income according to Norwegian GAAP is NOK 5 228 million.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Torstein Moland
(sign.)
Title: CFO

Date: 16th February, 2005

Group P&L

NOK mill	N Gaap	IFRS Corr	IFRS
Revenues ex gains	60,752	(51)	60,701
EBITDA	20,821	152	20,973
Goodwill amortizations	(931)	931	—
Goodwill write downs	(2,194)	(308)	(2,502)
Operating profit	6,602	759	7,361
Results from associated companies	718	281	999
Net financial items	1,526	(5)	1,521
Profit before tax and minority interest	8,846	1,033	9,879
Minority interest	(1,134)	(71)	(1,205)
Taxes	(2,484)	(32)	(2,516)
Net income	5,228	930	6,158

Business area P&L

NOK mill
BUSINESS AREA	LINE ITEM	NGAAP	IFRS CORR.	IFRS

MOBILE	Revenues excl. gains	32,947	(109)	32,838
	EBITDA	11,618	27	11,645
	Amortization and write-down of GW	(2,868)	394	(2,474)
	Operating profit	3,027	408	3,435

FIXED	Revenues excl. gains	19,256	7	19,264
	EBITDA	6,278	60	6,338
	Amortization and write-down of GW	103	(105)	(2)
	Operating profit	2,794	(45)	2,749

BROADCAST	Revenues excl. gains	5,346	—	5,346
	EBITDA	1,495	3	1,498
	Amortization and write-down of GW	(192)	160	(32)
	Operating profit	589	161	750

GROUP / OTHER	Revenues excl. gains	3,203	51	3,253
	EBITDA	1,429	62	1,491
	Amortization and write-down of GW	(176)	173	(2)
	Operating profit	192	234	426